Exhibit (a)(5)(K)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

ALAN R. KAHN, Plaintiff, v. ROBERT T. DEVINCENZI, BERNARD C. BAILEY, DONALD E. MATTSON, ALBERT J. MOYER, WALTER F. WALKER, LASERCARD CORPORATION and AMERICAN ALLIGATOR ACQUISITION CORP., Defendants.	) ) ) ) ) ) ) ) ) ) ) )	C.A. No. 6106 -VCP

SANFORD BERMAN,

                                                             Plaintiff,

                v.

ROBERT DEVINCENZI, BERNARD BAILEY, DONALD MATTSON, ARTHUR HAUSMAN, WALTER WALKER, ALBERT MOYER, LASERCARD CORPORATION, ASSA ABLOY INC., and AMERICAN ALLIGATOR ACQUISITION CORP.,

                                                              Defendants.

	) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. 6107 -VCP

DONALD BLACK,

                                                             Plaintiff,

                v.

BERNARD C. BAILEY, ROBERT T. DEVINCENZI, DONALD E. MATTSON, CHRISTOPHER J. DYBALL, ARTHUR H. HAUSMAN, WALTER F. WALKER, ALBERT J. MOYER, LASERCARD CORPORATION, ASSA ABLOY INC. AND AMERICAN ALLIGATOR ACQUISITION CORP.,

                                                             Defendants.

	) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. 6119 -VCP

MEMORANDUM OF UNDERSTANDING

The parties to the above-captioned actions (collectively, the “Actions”) now pending in the Court of Chancery of the State of Delaware (the “Court”), have reached an agreement-in-principle providing for the settlement of the Actions on the terms and subject to the conditions set forth below in this Memorandum of Understanding (“MOU”).

WHEREAS, on December 20, 2010, and December 21, 2010, LaserCard Corporation (“LaserCard” or the “Company”) and ASSA ABLOY Inc. (“ASSA”) announced a definitive merger agreement under which LaserCard will be acquired by ASSA at a price of $6.25 per share through a cash tender offer (the “Acquisition”);

WHEREAS, on December 22, 2010, LaserCard filed a Schedule 14D-9 Solicitation/Recommendation Statement (the “14D-9”) with the United States Securities and Exchange Commission in connection with the Acquisition;

WHEREAS, on January 3, 2011, Plaintiff Alan R. Kahn (“Kahn”) filed a putative shareholder class action on behalf of holders of LaserCard common stock entitled Kahn v. DeVincenzi, et al., C.A. No. 6106-VCP (the “Kahn Action”), alleging breach of fiduciary duty and aiding and abetting claims against defendants Robert T. DeVincenzi, Bernard C. Bailey, Donald E. Mattson, Albert J. Moyer, Walter F. Walker, LaserCard, and American Alligator Acquisition Corp.;

WHEREAS, on January 3, 2011, Plaintiff Nelson Goodman (“Goodman”) filed a putative shareholder class action lawsuit entitled Goodman v. DeVincenzi, et al., C.A. No. 6107-VCP (the “Goodman Action”), alleging claims similar to those asserted in the Kahn Action against defendants Robert DeVincenzi, Bernard Bailey, Donald Mattson, Arthur Hausman, Walter Walker, Albert Moyer, LaserCard, ASSA, and American Alligator Acquisition Corp.;

WHEREAS, on January 5, 2011, Plaintiffs Kahn and Goodman filed a Joint Motion to Expedite Proceedings and a Joint Motion for a Preliminary Injunction, through which Plaintiffs Kahn and Goodman sought, among other things, expedited document discovery and a preliminary injunction based on Defendants’ alleged failure to disclose in the 14D-9 certain projected financial information for LaserCard;

WHEREAS, on January 11, 2011, Plaintiff Donald Black (“Black”) filed a putative shareholder class action lawsuit entitled Black v. Bailey, et al., C.A. No. 6119-VCP (the “Black Action”), alleging claims similar to those asserted in the Kahn and Goodman Actions against defendants Bernard C. Bailey, Robert T. DeVincenzi, Donald E. Mattson, Christopher J. Dyball, Arthur H. Hausman, Walter F. Walker, Albert J. Moyer, LaserCard, ASSA, and American Alligator Acquisition Corp. (together with the defendants in the Kahn and Goodman Actions the “Defendants”), along with a Motion to Expedite Proceedings and a Motion for a Preliminary Injunction;

WHEREAS, the Plaintiffs in the Actions (the “Plaintiffs”) intend to file a stipulation to consolidate those actions as In re LaserCard Corporation Shareholders Litigation, Consolidated C.A. No. 6106-VCP, and appoint interim lead counsel;

WHEREAS the parties had extensive discussions relating to expedited discovery, including but not limited to document production, deposition scheduling and preliminary injunction briefing schedule and hearing date;

WHEREAS, Defendants produced to Plaintiffs internal non-public documents relating to the transaction in response to Plaintiffs’ demands for document discovery;

WHEREAS, on or about January 11, 2011, Plaintiffs made a formal demand to Defendants to issue a supplemental disclosure statement to the 14D-9 to disclose the projected financial information and other information regarding the background of the Acquisition to correct alleged deficiencies, as alleged in the complaints filed in the Actions, and as sought in the Joint Motion to Expedite Proceedings and Joint Motion for a Preliminary Injunction;

WHEREAS, on or about January 18, 2011, two purported shareholder class action lawsuits were filed in the United States District Court for the Northern District of California, entitled Miller v. DeVincenzi, et al., Case No. 11-CV-00244 HRL, and Shrader v. DeVincenzi, et al., Case No. 11-CV-0255 PSG, alleging claims similar to those asserted in the Actions and claims for violation of Sections 14(e) and 20(a) of the Securities Exchange Act against defendants Robert DeVincenzi, Bernard Bailey, Donald Mattson, Albert Moyer, Walter Walker, LaserCard, ASSA, and American Alligator Acquisition Corp.;

WHEREAS, on or about January 20, 2011, an amended complaint was filed in C.A. No. 6107-VCP replacing Goodman with Plaintiff Sanford Berman;

WHEREAS, on January 14, 2011, after arm’s-length negotiations, the parties reached an agreement to settle the Actions on the terms reflected in this MOU, which include, among other things, an agreement that the Company will make certain additional public disclosures regarding the Acquisition as set forth in Exhibit A attached hereto prior to the expiration of the tender offer in connection with the Acquisition;

WHEREAS, Plaintiffs and their counsel have determined that the proposed settlement of the Actions on the terms reflected in this MOU is fair, reasonable, and adequate and in the best interest of the shareholders of LaserCard;

WHEREAS, Defendants each have denied and continue to deny the allegations and all other charges of wrongdoing, violation of law, fault, liability or damage arising out of any purported conduct, statements, acts or omissions relating to the Acquisition that were or could be alleged in the Actions, and they believe and maintain that they acted properly at all times and that the allegations in the Actions are without merit;

WHEREAS, notwithstanding their belief that they acted appropriately in all instances in connection with the Acquisition, in order to eliminate the burden, expense, and risk of further litigation, Defendants have concluded it is desirable that the claims against them be settled on the terms reflected in this MOU, and LaserCard has agreed to make certain additional public disclosures regarding the Acquisition as set forth in Exhibit A attached hereto;

WHEREAS, in connection with settlement discussions and negotiations leading to the execution of this MOU, the parties’ counsel have not discussed and did not discuss the appropriateness or amount of any application by counsel for Plaintiffs for an award of attorneys’ fees and expenses until the substantive terms of the settlement on behalf of and for the benefit of the proposed Class (as defined below) were negotiated and agreed upon; and

WHEREAS, because Plaintiffs’ counsel have concluded that the terms contained in this MOU are fair and adequate to both the Company and its shareholders and that it is reasonable to pursue a settlement of the Actions based upon the procedures outlined herein and the substantial benefits and protections offered herein, the parties wish to document their agreement-in-principle in this MOU.

NOW, THEREFORE, as a result of the foregoing and the negotiations among counsel for Plaintiffs and counsel for the Defendants, the parties to the Actions have reached an agreement to settle the Actions on the terms and conditions set forth below (the “Settlement”):

1. In consideration for the Settlement and dismissal with prejudice of all claims that were or could have been asserted in the Actions and the releases provided herein, LaserCard has made and will make certain additional public disclosures consistent with those set forth in Exhibit A prior to the expiration of the tender offer in connection with the Acquisition, by filing an amendment to the 14D-9 containing these agreed upon additional disclosures (the “Disclosures”). Plaintiffs’ counsel has reviewed and commented on the Disclosures, which were the subject of negotiations.

2. Defendants in the Actions acknowledge that the pendency and prosecution of the Actions and the desire to avoid the costs, risks and uncertainties of further litigation resulted in the decision to disclose supplemental information in the Disclosures.

3. To permit Plaintiffs to confirm the fairness and adequacy of the Settlement, Defendants agree that Plaintiffs shall conduct within thirty (30) days from the date of this MOU reasonable confirmatory discovery. Defendants have no obligation to respond to any of the prior document requests served on them by Plaintiffs or to answer or otherwise respond to the complaints filed in the Actions.

4. Defendants and Plaintiffs will agree upon and execute an appropriate Stipulation of Settlement (the “Stipulation”) and such other documentation as may be required to obtain final Court approval of the Settlement and the dismissal of the Actions upon the terms outlined in this MOU (collectively, the “Settlement Documents”), and they will use their best efforts to do so within fifteen (15) days after the completion of the confirmatory discovery referred to in paragraph 3 of this MOU. The Stipulation will expressly provide, inter alia;

(i) that the Actions should be conditionally certified for settlement purposes pursuant to Delaware Court of Chancery Rules 23(a), 23(b)(1), and 23(b)(2) as a non-opt-out class consisting of any and all shareholders of LaserCard for the period from and including December 20, 2010, through and including the date of the consummation of the Acquisition, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under any of them and each of them, (other than the Defendants and their affiliates, successors in interest, predecessors, representatives, trustees, executors, heirs, assigns or transferees and any person or entity acting for or on behalf of, or claiming under any of them and each of them) (the “Class”). In the event that the Court does not approve a non-opt-out class, the parties hereto agree to seek conditional certification of an opt-out class for settlement purposes; provided, however, that the parties hereto agree that the Settlement will be terminable by the Defendants if potential Class members owning a total of a specified number of LaserCard shares, to be determined and agreed upon by the parties, exclude themselves from the settlement class;

(ii) for entry by the Court of a judgment of dismissal of the Actions with prejudice and without costs to any party, except as provided in paragraph 8 of this MOU;

(iii) for the complete discharge, dismissal with prejudice, settlement and release of all claims, demands, rights, actions or causes of action, rights, liabilities, damages, losses, obligations, judgments, suits, fees, expenses, costs, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, matured or unmatured, that have been, could have been, could have been, or in the future can or might be asserted in the Actions or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state statutory or common law relating to alleged fraud, breach of any duty, negligence, violations of the federal or state securities laws or otherwise) by or on behalf of any member of the Class (whether individual, class, derivative, representative, legal, equitable or any other type or in any other capacity), against Defendants and/or their respective families, parent entities, associates, affiliates or subsidiaries, and each and all of their respective past, present or future officers, directors, shareholders, agents, representatives, employees, attorneys, financial or investment advisors, other advisors, consultants, accountants, investment bankers, commercial bankers, trustees, engineers, insurers, co-insurers and reinsurers, heirs, executors, trustees, general or limited partners or partnerships, limited liability companies, members, heirs, executors, personal or legal representatives, estates, administrators, predecessors, successors and assigns (collectively, the “Released Persons”), whether or not any such Released Persons were named, served with process or appeared in the Actions, which have arisen, could have arisen, arise now or hereafter arise out of, or relate in any manner to the allegations, facts, events, acquisitions, matters, acts, occurrences, statements, representations, misrepresentations, omissions, or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved or set forth in, or referred to or otherwise related in any way to: (i) the Acquisition, or any amendment thereto; (ii) the adequacy of the consideration to be paid to LaserCard shareholders in connection with the Acquisition; (iii) the fiduciary obligations of any of the Defendants or Released Persons in connection with the Acquisition, or any amendment thereto; (iv) the negotiations in connection with the Acquisition, or any amendment thereto; or (v) the disclosures or disclosure obligations of any of the Defendants or Released Persons in connection with the Acquisition (collectively, the “Settled Claims”); provided, however, that the Settled Claims shall not include the right of any party to enforce in the Court the terms of the Stipulation or this MOU and, provided further, that the Settled Claims shall not include any claims to enforce the Settlement or any claims properly asserted by LaserCard shareholders for appraisal under Section 262 of the Delaware General Corporation Law;

(iv) for Defendants’ and the Released Persons’ complete release of Plaintiffs, each and all of the members of the Class, and Plaintiffs’ counsel from all claims (including unknown claims) arising out of, relating to, or in connection with the institution, prosecution, assertion, settlement, or resolution of the Actions or the Settled Claims;

(v) that the Released Persons who are not parties to the Settlement or the Stipulation are intended to be third-party beneficiaries of the Settlement and Stipulation for purposes of enforcing the release of the Settled Claims;

(vi) that in the event any claims related to the subject matter of the Actions are commenced, Plaintiffs agree to use all reasonable efforts to assist Defendants in seeking a stay and/or secure the dismissal thereof;

(vii) pending final approval of this Settlement, Plaintiffs and their counsel, and all or any members of the Class, shall not prosecute the Actions or any other action relating to the Acquisition, except as expressly set out herein, or take any further steps of any kind to interfere with in any way (whether by request for any restraining order or injunction or otherwise) the completion of the Acquisition;

(viii) that the Released Persons have denied and continue to deny that they have committed or attempted to commit any wrongdoing or violations of law or breached any duty owed to LaserCard’s shareholders or otherwise; and

(ix) that in the event the Settlement does not become final for any reason, Defendants reserve all of their rights in the Actions and in any other future proceeding, including, but not limited to, the right to oppose certification of any class and the right to oppose any request of Plaintiffs’ counsel for an award of fees.

5. The Stipulation shall provide a statement that: (a) the release contemplated by the Stipulation shall extend to claims that the parties granting the release (the “Releasing Parties”) do not know or suspect to exist at the time of the release, which if known, might have affected the Releasing Parties’ decision to enter into the release; (b) the Releasing Parties shall be deemed to relinquish, to the extent applicable, and to the full extent permitted by law, the provisions, rights and benefits of Section 1542 of the California Civil Code, which states that:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

and (c) the Releasing Parties shall be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code Section 1542.

6. Plaintiffs’ counsel shall be responsible for the Stipulation and accompanying papers required to be submitted to the Court and shall provide these papers to counsel for all other parties to the Actions in advance of filing for review and comment, which will be presented with a request that the Court enter a Scheduling Order providing inter alia, for the scheduling of a hearing for approval of the proposed Settlement.

7. Any notice of the proposed Settlement necessary to effect a final settlement for approval by the Court shall be provided at the sole expense of LaserCard. The parties shall set forth the manner in which the notice requirement shall be satisfied in the Stipulation, subject to the approval of the Court, and the parties will cooperate fully with respect to the satisfaction of these notice requirements.

8. The Settlement is subject to: (a) the drafting and execution of the Settlement Documents; (b) consummation of the Acquisition; (c) entry of a Scheduling Order by the Court and the issuance of a Notice of Settlement, which shall set forth the details of the Settlement, to potential Class members; (d) final Court approval of the Settlement and dismissal of the Actions with prejudice and without awarding costs to any party (except as provided below); (e) none of the material terms of the Settlement as set forth in the Stipulation being modified pursuant to any appeal or review. Notwithstanding the foregoing, a reduction in attorneys’ fees, costs and/or expenses sought upon application by Plaintiffs’ counsel shall not be considered a material term of the Settlement. As employed in this MOU, “final Court approval of the Settlement” means the Court has entered an order approving the Settlement and dismissing the Actions and all related claims, with prejudice, in accordance with the Settlement Documents, and that Order is finally affirmed on appeal or is no longer subject to appeal. This MOU shall be null and void and of no force and effect should any of these conditions not be met and, in that event, this MOU shall neither be deemed to prejudice in any way the positions of the parties with respect to the Actions, nor entitle any party to recover any costs or expenses incurred in connection with the implementation of the MOU. The existence of this MOU, its contents, and the negotiations leading to it shall not be deemed or offered or received in evidence as a presumption, a concession, or an admission of any fault, liability, or wrongdoing, and, except as required to enforce this MOU or this Settlement, they shall not be offered or received in evidence or otherwise used in the Actions or in any other litigation or proceeding.

9. After agreeing to take the actions set forth above, counsel for Plaintiffs and the Defendants negotiated the attorneys’ fees, costs and expenses that Defendants and/or their insurers would pay to Plaintiffs’ counsel. Defendants and/or their insurers will pay to Plaintiffs’ counsel an amount of not more than $300,000, as is approved by order of this Court, for Plaintiffs’ attorneys’ fees, costs and expenses in the Action. Defendants agree to the fees, costs and expenses amount as set forth in the preceding sentence, and Defendants agree not to take any positions contrary to the $300,000 being a fair and reasonable amount. Under no circumstances shall Plaintiffs’ counsel seek, nor shall Defendants and/or their insurers pay, more than a total of $300,000 for Plaintiffs’ attorneys’ fees, costs and expenses in the Action. If the Court orders fees, costs and expenses in an amount less that $300,000, Defendants and/or their insurers are required to pay only the amount ordered by the Court. Such fees, costs and expenses shall be paid by Defendants and/or their insurers within ten (10) calendar days after final Court approval of the Settlement.

10. While retaining their right to deny liability, the parties are voluntarily settling the Actions after consultation with competent legal counsel. The releases between the parties will include releases of all Released Persons and their counsel.

11. This MOU may be modified or amended only by a writing signed by all of the signatories hereto.

12. Plaintiffs and their counsel represent and warrant that none of Plaintiffs’ claims or causes of action referred to in this MOU, or that were or could have been alleged in the Actions, have been assigned, conveyed, encumbered or in any manner transferred in whole or in part.

13. Except as otherwise provided herein, this MOU shall be binding upon and shall inure to the benefit of the parties and their respective agents, successors, executors, heirs, assigns, spouses, and marital communities.

14. Each party severally acknowledges that no promise, inducement or agreement not expressed herein has been made to it or him or her, that this MOU contains the entire agreement between or among the parties concerning the matters described in this MOU and, except as expressly provided herein, that there are no third-party beneficiaries to this MOU.

15. By signing this MOU, Plaintiffs’ counsel represent and warrant that the named Plaintiffs (except Goodman) are shareholders of LaserCard and are members of the proposed Class.

16. This MOU may be executed in counterparts by any of the signatories hereto, including by telecopier, and as so executed shall constitute one agreement.

17. Each of the attorneys executing this MOU on behalf of his/her respective client(s) hereby represents and warrants that he or she has full authority to do so.

18. Upon execution of this MOU, the parties shall cooperate in immediately notifying the Court of the proposed Settlement, and agree to take all reasonable and necessary steps to expeditiously implement the terms of this MOU.

19. This MOU shall be governed by the laws of the State of Delaware without regard to Delaware conflict of law rules. The parties agree that any dispute arising out of or relating in any way to this MOU, the Stipulation or the Settlement shall not be litigated or otherwise pursued in any forum or venue other than the Court.

Dated: January 20, 2011

GARDY & NOTIS, LLP

By:     /s/ James S. Notis

          James S. Notis

Attorneys for Plaintiffs

LEVI & KORSINSKY, LLP

By:     /s/ Eduard Korsinsky

          Eduard Korsinsky

Attorneys for Plaintiffs

ROSENTHAL, MONHAIT & GODDESS, P.A.

By:     /s/ Carmella P. Keener

          Carmella P. Keener

Attorneys for Plaintiffs

BIGGS & BATTAGLIA

By:     /s/ Victor Battaglia, Jr.

          Victor Battaglia, Jr.

Attorneys for Plaintiffs

O’MELVENY & MYERS LLP

By:     /s/ Meredith Landy

          Meredith Landy

Attorneys for Defendants Robert T. DeVincenzi,

Bernard C. Bailey, Donald E. Mattson, Albert J.

Moyer, Walter F. Walker, Arthur Hausman,

Christopher J. Dyball and LaserCard Corporation

RICHARDS, LAYTON & FINGER, P.A.

By:     /s/ Samuel A. Nolen

          Samuel A. Nolen

Attorneys for Defendants Robert T. DeVincenzi,

Bernard C. Bailey, Donald E. Mattson, Albert J.

Moyer, Walter F. Walker, Arthur Hausman,

Christopher J. Dyball and LaserCard Corporation

EDWARDS ANGELL PALMER & DODGE LLP

By:     /s/ John Reed

          John Reed

Attorneys for Defendants ASSA ABLOY Inc. and

American Alligator Acquisition Corp.